Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Announces Closing of $30.0 Million Registered Direct Offering

and the Agreement to Acquire a 2011-Built Kamsarmax Dry Bulk Carrier

Glyfada, Greece, February 18, 2021. Globus Maritime Limited (the “Company” or "Globus") (NASDAQ: GLBS), a dry bulk shipping company, announced today that on February 17, 2021 it closed the previously announced registered direct offering of 4.8 million common shares (or pre-funded warrants in lieu thereof) and warrants to purchase up to an aggregate of 4.8 million common shares.

The gross proceeds to the Company from the registered direct offering were approximately $30.0 million before deducting the placements agent’s fees and other estimated offering expenses. Maxim Group LLC served as exclusive placement agent for the offering.

The securities described above were sold pursuant to a shelf registration statement on Form F-3 (File No. 333-240265), previously filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2020 and declared effective on August 12, 2020. The offering was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and accompanying prospectus relating to the securities described above were filed with the SEC on February 16, 2021. Copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained at the SEC’s website at www.sec.gov or by contacting Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at 212-895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Subsequent to the closing of the offering, the Company entered into, through a separate wholly owned subsidiary, an agreement with an unaffiliated third party to purchase a 2011-built Kamsarmax vessel built by the Universal Shipbuilding Corporation, Japan. The price for the vessel is $16.5 million if the ship is delivered on or before May 31, 2021 and $16.2 million if the ship is delivered between June 1, 2021 and August 15, 2021, with the date of delivery to be determined by the seller.

The vessel is expected to be delivered to Globus between April 1, 2021 and August 15, 2021, as determined by the seller.

On completion of this acquisition, the fleet of Globus is expected to expand to seven dry bulk carriers with a total carrying capacity of 462,393 deadweight tons and a weighted average age of 11 years (as of February 18, 2021).

Athanasios (“Thanos”) Feidakis, President and CEO of Globus commented:

“We are very pleased to announce yet another successful offering and to continue growing by expanding our fleet through what we believe to be worthy acquisitions.

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We are continuing to view acquisition opportunities and as the market improves, we remain hopeful that there will be additional opportunities to acquire vessels that fit our profile and operational needs.”

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of six dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate five vessels with a total carrying capacity of 381,738 Dwt and a weighted average age of 11.2 years as of December 31, 2020.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it files from time to time with the Securities and Exchange Commission.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis	a.g.feidakis@globusmaritime.gr
Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

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